FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2003
Commission File Number 1-12838

Bema Gold Corporation
(Translation of registrant’s name into English)

Suite 3100, 595 Burrard Street
Vancouver, British Columbia, Canada, V7X 1J1
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F ______     Form 40-F      X

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________

          Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______     No      X

          Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______     No      X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
_____

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Bema Gold Corporation

Dated:	March 7, 2003	By	/s/ Roger Richer
Roger Richer
Vice President, Administration, General
Counsel, Secretary and Director

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News Release Drilling Intersects High Grade Gold Values at Monument Bay, Project Manitoba

March 7, 2003	FOR IMMEDIATE RELEASE

Bema Gold Corporation (“Bema” or the “Company”) is pleased to announce that drilling at the Monument Bay Project (a joint venture with Wolfden Resources Ltd.) has intersected high-grade gold mineralization on the recently discovered Twin Lakes West Zone.

A total of twelve holes have been drilled and results have been received from eight holes in the Twin Lakes West Zone identifying a new mineralized horizon (C zone), that returned grades up to 180 grams of gold per tonne over 1 metre in hole 03-105. A summary of the drilling is as follows:

Hole*	From	To	Length	Au	Zone
03-103	311.2	312.5	1.3 m	11.01 g/t	C
03-105	288.2	289.2	1.0 m	180.7 g/t	C
Incl.	288.7	289.2	0.5 m	360.0 g/t	C
03-106	435.6	436.9	1.3 m	18.8 g/t	C
03-107	265.6	267.2	1.6 m	23.6 g/t	C
03-108	266.4	267.8	1.4 m	8.45 g/t	B

Based on these results, the Twin Lakes West C zone ore shoot has been extended over a strike length of 170 metres and a vertical extent varying from 50 metres to 130 metres. The ore shoot remains open. Bema personnel believe the Twin Lake West C Zone has excellent potential to host significant gold mineralization and the high grade intersection indicates the presence of some very high-grade areas within the ore shoot.

Additional drilling is underway on the Twin Lake West Zone to further define the C Zone and further test the A and B Zones which returned good grade results on Bema’s previous drill program. The three Horizons which host the A, B, and C Zones have been defined along a strike length of approximately 3.5 kilometres and are open along strike and at depth.

Previous drilling on the Monument Bay Property has identified a high-grade resource of 300,000 ounces of gold with an average grade of 18.5 grams per tonne gold. The bulk of this resource is located with the Twin Lake Zone which remains open to the east and down dip.

Based on results to date Bema intends to add a third drill rig to accelerate exploration drilling to further test the potential of the Twin Lakes, Twin Lakes West and the Seeber River Zones.

Bema has fulfilled it’s obligations under the option agreement to earn 51% in the Monument Bay Property from Wolfden Resources Ltd. (“Wolfden”), and Bema has notified Wolfden that it has exercised it’s option to spend an additional CDN$3 million to earn an additional 19% interest in the property.

On behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”
Chairman, C.E.O., & President

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For more information on Bema Gold and the remaining drill results please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release, Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

*Cautionary Note:

Marc Simpson (P.Geo). is the project manager and qualified person for the Monument Bay Project, and is a member of APEGBC and APEGM. Mr. Simpson has supervised all aspects of drill hole planning, implementation and quality control programs.

Drill core was logged, photographed and split on site. Two thirds of the HQ and HQ diameter core was shipped to TSL Labs in Saskatoon, Saskatchewan as the lead lab. Analysis by TSL Labs included gold fire assay with atomic absorption (AA) finish, gravimetric and metallic screen analysis were also completed on samples grading greater than 3g/t gold and/or visible gold. Certified control standards, coarse field blanks and duplicates were inserted into the sample stream. Assayers Laboratories, North Vancouver is being used as the referee check lab.

The high-grade “C” Zone intercept in 03-105 contained significant free gold. The sample was prepped using a heavy liquid separation method. Two thirds of the core was sent to Teck Cominco Labs in Vancouver where the core was crushed to approximately 1mm. The entire sample was passed through heavy liquid Tetrobomoethane which has a specific gravity of 2.96 gm/c3. This allows the heavies (gold) to settle out and concentrate while the lighter material floats. Both the sink and float portion were weighed and sent to ALS Chemex Labs in Vancouver. The individual samples were analyzed by fire assay gravimetric procedures with the final reported assay number being the weighed average of the sink and float portions.

Hole locations are as follows

HOLE #		SURVEY DATA		COLLAR DATA
	Section #	Mine Grid Easting Northing		DIP	AZ	Depth (m)	Core Size
TL-03-100	150+00E	150+40E	111+59N	-64	180	25	NQ
TL-03-101	150+00E	150+40E	111+59N	-73	180	513.6	NQ
TL-03-102	150+00E	150+43E	111+58	-64	180	422.8	NQ
TL-03-103	148+00E	148+50E	110+93N	-72	180	399.9	NQ
TL-03-104	150+00E	149+63E	112+04N	-52	180	402.9	HQ
TL-03-105	148+50E	148+50E	110+93N	-62	180	349.6	NQ
TL-03-106	149+50E	149+57E	112+04N	-65	180	465.2	HQ
TL-03-107	148+50	148+50E	110+93N	-52	180	306.9	NQ
TL-03-108	148+50	148+48	110+93N	-80	180	419.7	NQ
TL-03-109	149+00	149+00	111+00N	-62	180	349.6	HQ
TL-03-110	151+50	151+50	112+00	-72	180	495.6	NQ
TL-03-111	149+00	149+00	111+00	-72	180	379.2	HQ
				Total Meterage		4530.0
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